UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 1-32654

___________________

ANORMED INC.

(Translation of registrant's name into English)

#200 – 20353 64th Avenue

Langley, British Columbia

Canada  V2Y 1N5

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                         .

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DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.

By:

“William J. Adams”

Name:  William J. (Bill) Adams

Title:     Chief Financial Officer,

            Vice President, Finance, Secretary and Treasurer

Date:  June 5, 2006

EXHIBIT INDEX

Exhibit	Description
99.1	Material Change Report (Form 51-102F3) dated April 28, 2006.

Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

AnorMED Inc. (the “Company”)

Suite 200, 20353  - 64th Avenue

Langley, British Columbia V2Y 1N5

Item 2. Date of Material Change

April 21, 2006

Item 3. News Release

On April 21, 2006, the Company issued a press release relating to the material change.  The press release was disseminated via Canada NewsWire.

Item 4. Summary of Material Change

On April 21, 2006, at a special meeting of shareholders of the Company, the shareholders approved a resolution to remove all of the current directors of the Company and fill the director vacancies with nominees of Baker Bros. Advisors, LLC.

Item 5. Full Description of Material Change

On April 21, 2006, at a special meeting of shareholders of the Company, the shareholders approved a resolution to remove all of the current directors of the Company and fill the vacancies with the following nominees of Baker Bros. Advisors, LLC:

Felix J. Baker	Jacques R. Lapointe
Joseph P. Dougherty	I. Berl Nadler
Henry J. Fuchs	Kelvin Neu
Kenneth Galbraith	Klaus R. Veitinger

On April 21, 2006, following the special meeting of shareholders of the Company, the directors of the Company appointed Kenneth Galbraith as Chair and appointed Michael Abrams and William Hunter as additional directors of the Company.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8. Executive Officer

Name of Executive Officer:

W.J. (Bill) Adams

Chief Financial Officer, Vice President, Finance,
Secretary and Treasurer

Telephone Number:

604-530-1057

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Item 9. Date of Report

April 28, 2006

ANORMED INC.
/s/ W.J. Adams
Signature
W.J. (Bill) Adams, Chief Financial Officer, Vice President, Finance, Secretary and Treasurer
Name and Position of Signatory